
11008057

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 29 2011
211
SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transaction period from _______ to ________.

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

IBERIABANK Corporation Retirement Savings Plan
(formerly, ISB Financial Corporation Profit Sharing Plan and Trust)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

As filed on June 29, 2011

{W0023203.1}

IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplementary Schedules


Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Shalee M. Landry, CPA
Donna Lasseigne, CPA

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 28, 2011

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS — **DECEMBER 31, 2010 AND 2009**

	2010	2009
ASSETS		
Participant-Directed Investments (at fair value)	$ 51,757,268	$ 42,139,443
Receivables:		
Notes Receivable from participants	1,140,118	890,663
Dividends Receivable	122,662	118,298
TOTAL RECEIVABLES	1,262,780	1,008,961
TOTAL ASSETS	53,020,048	43,148,404
LIABILITIES		
Dividends Payable	$ 14,362	$ 16,525
TOTAL LIABILITIES	14,362	16,525
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	53,005,686	43,131,879
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(123,630)	(38,793)
NET ASSETS AVAILABLE FOR BENEFITS	$ 52,882,056	$ 43,093,086

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS		
Additions to net assets attributed to:		
Investment Income:		
Net appreciation in fair value of investments	$ 5,028,239	$ 5,602,525
Interest	46,965	47,183
Dividends and Other Income	518,631	518,365
Total Investment Income	5,593,835	6,168,073
Contributions:		
Employer	738,150	724,519
Participant	5,435,471	4,052,281
Rollover	937,477	328,971
Total Contributions	7,111,098	5,105,771
TOTAL ADDITIONS	12,704,933	11,273,844
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	2,878,792	1,865,597
Administrative Expenses	37,171	29,731
TOTAL DEDUCTIONS	2,915,963	1,895,328
NET INCREASE DURING YEAR	9,788,970	9,378,516
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of Year	43,093,086	33,714,570
End of Year	$ 52,882,056	$ 43,093,086

The accompanying notes are an integral part of these financial statements.

NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan with an employee stock ownership plan ("ESOP") component covering employees age 18 or older of the participating employers. The participating employers, who are all members of a controlled group with IBERIABANK Corporation as parent corporation, include IBERIABANK, Iberia Financial Services, LLC, Acadiana Holdings, LLC, IBERIABANK,fsb (formerly Pulaski Bank and Trust), IBERIABANK Mortgage (formerly Pulaski Mortgage), Iberia Capital Partners, Lenders Title Company, American Abstract and Title Company and United Title of Louisiana. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("CODE").

Contributions

Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the plan. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service.

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates ranging from 4.25% to 9.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

NOTE 1 – PLAN DESCRIPTION(Continued):

Payment of Benefits

Participants with vested balances of greater than $5,000 upon termination of service due to death, disability, retirement or termination of employment may elect to receive a lump-sum distribution or annual installments as indicated in the plan document. Upon termination of service, a participant with a vested balance of less than $5,000 will receive a lump-sum amount equal to the vested value in his or her account as soon as administratively feasible after termination.

Forfeited Accounts

Forfeitures of employer contributions may be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions. At December 31, 2010 and 2009 forfeited non-vested accounts totaled $17,062 and $183,786 respectively. During 2010, employer contributions were reduced by $226,174 from forfeited non-vested accounts.

ESOP Features

Each participant with stock is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. Participants with stock retain voting rights with respect to Employer securities allocated to his or her account. Cash dividends paid on IBERIABANK Corporation common stock are 100% vested regardless of years of service performed.

Put Ownership

Under Federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations includes a put option. The put option is the right to demand that the Company buy any shares of is stock from participants for which there is no market. The put price is the representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in these fully benefit-responsive investment contracts through a common/collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Administration

Certain administration costs are paid by the participating employers.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The plan has evaluated subsequent events through June 28, 2011, the date the financial statements were available to be issued.

NOTE 3 – FAIR VALUE MEASUREMENTS:

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1, which consist of unadjusted quoted prices in active markets for identical assets have the highest priority, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3 which have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 which were only used when Level 1 or Level 2 which were not available.

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED):

Level 1 Fair Value Measurements

The fair values of common stock are based on quoted market prices in actively traded markets. The fair values of mutual funds are based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of most of the Plan's investments in pooled separate accounts are based on observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, similar assets and liabilities that are not active markets, or other inputs that are observable or can be corroborated by observable market data and net asset values of pooled separate accounts.

Level 3 Fair Value Measurements

One pooled separate account is not actively traded and significant other observable inputs are not available. Thus, the fair value of this investment is determined by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefit. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its calculation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurement Using:		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Pooled Separate Accounts				
Balanced Asset Allocation	$ 13,417,058	$ -	$ 13,417,058	$ -
Fixed Income	1,814,743	-	1,614,198	200,545
International Equity	1,683,992	-	1,683,992	-
Large U.S. Equity	2,715,971	-	2,715,971	-
Small / Mid U.S. Equity	1,925,211	-	1,925,211	-
Mutual Funds	-	-	-	-
Large U.S. Equity	1,548,648	1,548,648	-	-
Small / Mid U.S. Equity	1,125,069	1,125,069	-	-
Common Stock	-	-	-	-
Employer Security	21,349,697	21,349,697	-	-
Collective Investment Trust	-	-	-	-
Short-Term Fixed Income	6,176,879	-	6,176,879	-
Total	$ 51,757,268	$ 24,023,414	$ 27,533,309	$ 200,545

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED):

		Fair Value Measurement Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009				
Pooled Separate Accounts	$ 15,412,535	$ -	$ 15,252,610	$ 159,925
Mutual Funds	2,196,990	2,196,990	-	-
Common Stock	18,750,174	18,750,174	-	-
Investment contract with insurance company	5,779,744	-	5,779,744	-
Total	$ 42,139,443	$ 20,947,164	$ 21,032,354	$ 159,925

The following table provides further detail of the Level 3 fair value measurements.

	Pooled Separate Account December 31, 2010	2009
Beginning Balance	$ 159,925	$ 167,313
Total gains or losses (realized and unrealized) included	-	-
in changes in net assets available for benefits	25,511	(63,584)
Purchases	82,748	56,196
Sales, issuances and settlements	(67,639)	-
Ending Balance	$ 200,545	$ 159,925

Gains and losses (realized and unrealized) included in changes in net assets available for benefits are reported in net appreciation (depreciation) in fair value of investments. At December 31, 2010, the unrealized gains on investments measured using Level 3 Inputs is $61,156.

The following is a general description of the terms and conditions upon which investments may be redeemed:

Common stocks and mutual funds may be traded daily and settle within industry standard settlement periods. Most of the Plan's investment in pooled separate accounts and the collective investment trust may be redeemed daily. The Plan's investment in the Principal U.S. Property Settlement Account, valued using Level 3 measurement terms, was subject to a withdrawal limitation until March 25, 2011.

NOTE 4 – PARTICIPANT-DIRECTED INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,			
	2010		2009	
Principal Stable Value Sig Fund 350,194.14 and 338,581.99 shares, respectively	$	6,053,248	$	5,740,953
IBERIABANK Corporation 361,063.71 and 348,452.47 shares, respectively	$	21,349,697	$	18,750,174
Principal LifeTime 2020 Separate Account 283,060.03 and 244,893.01 shares, respectively	$	4,339,273	$	3,287,185
Principal LifeTime 2030 Separate Account 286,451.19 and 246,611.20 shares, respectively	$	4,357,054	$	3,265,511

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,028,239 as follows:

Pooled Separate Accounts	$	2,695,365
Mutual Funds		293,814
Common Stock		1,926,722
Investment contract with insurance company		112,338
Total	$	5,028,239

NOTE 5 - ALLOCATED AMOUNTS:

At December 31, 2010 and 2009, there were no amounts allocable to participants who had elected to withdraw from the plan.

NOTE 6 – TAX STATUS:

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("IRC"). However, the plan administrator and plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes qualified and, the related trust is exempt from taxation.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 – PARTIES-IN-INTEREST TRANSACTIONS:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the Employer and certain others. Certain plan investments are held in pooled separate accounts managed by Principal Financial Group. Principal is also trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.

One of the investment options of the plan is IBERIABANK Corporation common stock. At December 31, 2010 and 2009, the Plan held an aggregate of 361,063.71 and 348,451.47 shares of IBERIABANK Corporation common stock valued at $21,349,697 and $18,750,174, respectively. Dividends received on IBERIABANK Corporation stock were $483,908 and $492,185, respectively. Participant loans are also considered party-in-interest investments.

All administrative expenses other than loan fees paid by participants are paid by the Company. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services. IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

NOTE 9 – CONCENTRATIONS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 40% and 41% of total plan assets as of December 31, 2010 and 2009, respectively.

The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, IBERIABANK fsb (formerly Pulaski Bank and Trust Company), Iberia Capital Partners, and Lenders Title Company. Through the Subsidiaries, the Company offers commercial and retail products and services to customers throughout the South Central and South Eastern United States.

NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2010	2009
Net Assets Available for benefits per the financial statements	$ 52,882,056	$ 43,093,086
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	123,630	38,793
Net assets available for benefits per Form 5500	$ 53,005,686	$ 43,131,879

NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED):

		December 31, 2010
Net Increase per the financial statements	$	9,788,970
Adjustment for income reported from contract value to Fair value		84,837
Net Income Form 5500	$	9,873,807

NOTE 11 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of employer securities and certain investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) **DECEMBER 31, 2010**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Participant Loans	Notes Receivable, ranging from interest rates of 4.25% to 9.25% and maturities of one to thirty years		$-0-	$1,140,118
*	IBERIABANK Corporation	361,063.71	Shares Common Stock		21,349,697
	Principal Stable Value Sig Fund	350,194.14	Shares		6,176,879
*	Principal Global Investors Bond & Mtg Sep Acct	1,044.51	Shares		871,353
*	Principal Global Investors Lifetime 2010 Sep Acct	101,186.68	Shares		1,499,240
*	Principal Global Investors Lifetime 2020 Sep Acct	283,060.03	Shares		4,339,273
*	Principal Global Investors Lifetime 2030 Sep Acct	286,451.19	Shares		4,357,054
*	Principal Global Investors Lifetime 2040 Sep Acct	133,252.90	Shares		1,981,165
*	Principal Global Investors Lifetime 2050 Sep Acct	65,662.74	Shares		960,147
*	Principal Global Investors Lifetime Str Inc Sep Acct	19,643.95	Shares		280,180
*	Goldman Sachs Asset Mgmt MidCap Value I Sep Acct	20,077.76	Shares		708,700
*	Principal Global Investors Smcap S&P 600 Index Sep Acct	15,671.39	Shares		373,984
*	Principal Global Investors Midcap S&P 400 Index Sep Acct	24,832.87	Shares		593,681

**IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002**

**SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)** **DECEMBER 31, 2010**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Principal Global Investors Small Co Value Sep Acct	6,537.16	Shares		248,846
	Columbus Circle Investors Large Cap Growth Sep Acct	57,600.96	Shares		1,367,285
	Fidelity Management & Research Fidelity Adv Small Cap T Fund	30,740.74	Shares		749,152
*	Principal Global Investors Lgcap S&P 500 Index Sep Acct	28,316.97	Shares		1,348,686
*	Principal Global Investors Diversified Interl Sep Acct	15,153.20	Shares		794,858
*	Principal Global Investors US Property Sep Acct	457.75	Shares		200,545
*	Principal Global Investors Intl Emerging Mkts Sep Acct	16,366.68	Shares		889,134
	Pimco – Core Plus Bond I SA	62,064.24	Shares		742,844
	Munder Midcap Core Growth	13,635.02	Shares		375,917
	MFS Value R2 Fund	68,403.17	Shares		1,548,648
	Totals				$52,897,386

* Denotes party-in-interest

EXHIBIT INDEX

TO

FORM 11-K FOR

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Castaing, Hussey & Lolan, LLC dated June 28, 2011

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the IBERIABANK Corporation Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN



Date: June 29, 2011

By: ______________________
Name: Greg Rizzuto
Title: Chairman of the Plan Administration and Investment Committee



Castaing
Hussey &
Lolan, LLC
— *Certified Public Accountants*

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Shalee M. Landry, CPA
Donna Lasseigne, CPA

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 28, 2011 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811 and 333-135359).

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 28, 2011

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com